UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of: April, 2007
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)

                              11 Ben Gurion Street
                           GIVAT SHMUEL 54017, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

     Attached hereto and incorporated by reference herein is the registrant's press release issued on April 12, 2007.

       THE INFORMATION IN THIS FORM 6-K OF CLICKSOFTWARE TECHNOLOGIES LTD.
 (THE "COMPANY") IS INCORPORATED BY REFERENCE INTO THE FORM S-8 OF THE COMPANY,
     REGISTRATION NUMBER 333-141307, FILED WITH THE SECURITIES AND EXCHANGE
                         COMMISSION ON MARCH 15, 2007.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 CLICKSOFTWARE TECHNOLOGIES LTD.
                                                 (Registrant)


                                                  By: /s/ SHMUEL ARVATZ
                                                  ---------------------
                                                  Shmuel Arvatz
                                                  Executive Vice President and
                                                  Chief Financial Officer

Date: April 12, 2007

Contact:   Joanna Giannotti
           ClickSoftware, Inc.
           781 272-5903 x2235
           joanna.giannotti@clicksoftware.com

      WORLD'S LEADING DOCUMENT MANAGEMENT COMPANY SELECTS CLICKSOFTWARE TO
                 OPTIMIZE SCHEDULING OF FIELD SERVICE ENGINEERS

     SOLUTION TO HELP MAXIMIZE BOTH CUSTOMER RESPONSIVENESS AND PRODUCTIVITY

BURLINGTON, MASS.- APRIL 12, 2007 - ClickSoftware Technologies Ltd. (NasdaqCM:
CKSW), a leading provider of mobile workforce management and service optimization solutions, today announced the signing of an agreement with one of the world's leading document management company for optimizing utilization of field service engineers. The solution is expected to help this company improve both customer satisfaction and business metrics by increasing responsiveness to customers and workforce productivity.

"This win is another indication of ClickSoftware's unique ability to address the need for service optimization in large office equipment companies. Optimizing a large workforce across wide territories with tight demands on service level commitments will provide this new customer with the competitive advantage that comes with superior responsiveness to clients using critical equipment. At the same time, improvements in productivity and other efficiencies go straight to the bottom line," said Dr. Moshe BenBassat, Chairman and CEO of ClickSoftware.

"This transaction does not materially impact the Company's results for the first quarter ended March 31, 2007. Nevertheless, this transaction and others signed in the first quarter led to a solid first quarter results providing us with the confidence that we are on track to achieve our annual growth targets." Dr. BenBassat added.

The company is scheduled to announce first quarter 2007 financial results during pre-market hours on May 2, 2007. Details regarding the investors conference call and webcast were included in a separate press release dated April 11, 2007.

ABOUT CLICKSOFTWARE

ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision-making, incorporating scheduling, mobility and location based services, ClickSoftware helps service organizations get the most out of their resources. With over 100 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The company is headquartered in Burlington, MA and Israel, with offices in Europe, and Asia Pacific.


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For more information about ClickSoftware, please call (781) 272-5903 or (888)
438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, those regarding future results of operations, visibility into future periods, continued growth and rate of growth, and expectations regarding future closing of contracts and receipt of orders, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors, which may cause actual results or performance to be materially different from those projected. Achievement of these results by ClickSoftware and its subsidiaries may be affected by many factors, including among others, the following: risks and uncertainties regarding the general economic outlook; the length of or change in the Company's sales cycle; the Company's ability to close sales to potential customers in a timely manner; the Company's ability to penetrate new markets; the Company's ability to maintain or increase relationships with strategic partners; timing of revenue recognition; and the Company's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in ClickSoftware's annual report on Form 20F for the year ended December 31, 2006 and subsequent filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.